

August 28, 2024

Donat Madilo
Chief Financial Officer
Loncor Gold Inc.
4120 Yonge Street, Suite 304
Toronto, Ontario
Canada, M2P 2B8

> **Re: Loncor Gold Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 30, 2024**
> **File No. 001-35124**

Dear Donat Madilo:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023

D. Property, Plants and Equipment, page 25

1. We note that you disclose an exploration target on page 20 of your filing. An exploration target must appear in a separate section of the filing and include all the information required under Item 1302(c) of Regulation S-K. Please revise.

2. Please revise your summary resource table on page 26 of your filing to include the price and the point of reference used when estimating resources, as required by Item 1303(b)(3) of Regulation S-K.

3. We note that your inferred resource for the Imbo Project includes estimates for the Kitenge and Manzako deposits, which have not been updated in your Technical Report Summary on the Mineral Resources of the IMBO Project in the Democratic Republic of the Congo S-K 1300 Report, effective November 17, 2021. Based on your technical report it appears that the resources for the Kitenge and Manzako deposits are based on a 2014 technical report that uses different cut-off grade assumptions and assumes an underground mining scenario, whereas the Adumbi deposit assumes open-pit mining.

Please revise to remove all mineral resources that are not current, consistent with the requirements under Items 1303(b)(3)(vii) and 1304(f)(2) of Regulation S-K.

4.   Please revise your disclosure to remove mineral resources that are no longer current and mineral resources that are located on adjacent properties. For example we note that you disclose mineral resources on page 31 from a 2014 resource report and page 40 from a 2012 report, and that you disclose a resource estimate of a neighboring property on page 36.

5.   In a separate section please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

Item 19. Exhibits
15.4 Technical Report Summary on the Mineral Resources of the Imbo Project, page 85

6.   We note that your qualified person has included language at the beginning of the technical report under the "Cautionary Notes" that appears to disclaim certain information in the technical report. For example your qualified person states the mineral resources referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

7.   We note the disclosure on pages 41 and 271 of the technical report summary states that the resources for the Kitenge and Manzako deposits are based on a 2014 technical report, and that these mineral resources have not been updated in the current technical report summary. Please revise to remove these resources until they are supported by a current technical report summary.

8.   Please revise each mineral resource table to include the specific point of reference as required buy Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.

9.   All mineral resources should be current and located on properties under your control, consistent with Instruction 1 to paragraph (b)(96)(iii)(B)(11) of Regulation S-K. Please revise to remove historical mineral resource estimates and mineral resources on adjacent properties.

10.   Please revise to include the information required under Item 601(b)(iii)(B)(11)(v) and (vii) or Regulation S-K.

Item 18. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-4

11.   We note that in addressing matters of going concern, the audit opinion states "the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern." Please make arrangements with your auditor to revise their report to clearly state that there is substantial doubt about your ability to

continue as a going concern, if true. Refer to PCAOB Auditing Standard 2415. Please also make conforming changes to your risk factor disclosures at page 4.

<u>Item 18. Financial Statements</u>
<u>Note 2.h. Exploration and Evaluation Assets, page F-17</u>

12.   You state in your accounting policy that all direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Please explain how your policy is consistent with the guidance in *Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16*, which became effective for annual reporting periods beginning on or after January 1, 2022.

<u>Item 18. Financial Statements</u>
<u>Note 9. Exploration and Evaluation Assets, page F-25</u>

13.   We note that in connection with your leasing agreement with Ding Sheng, you recorded the Company's attributable revenue of $2.2 million as a reduction to exploration and evaluation assets and reflected the amount as cash flow from investing activities in the consolidated statements of cash flows. Please explain how this treatment complies with the guidance in IFRS 16 *Leases,* IFRS 15 *Revenue from Contracts with Customers,* and *Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16*, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation